Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Completes Acquisition of FAP-targeting Theranostic Candidates

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 12 March 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) today announces that it has completed the transaction to expand its theranostic pipeline with new candidates targeting Fibroblast Activation Protein (FAP), one of the most promising pan-cancer targets in nuclear medicine.

In November 2024, Telix announced that it had entered into asset purchase and exclusive worldwide in-license agreements for a suite of clinically validated FAP-targeting therapeutic and precision medicine (diagnostic) radiopharmaceutical candidates, developed by Professor Frank Rösch and his collaborators at the Institute of Nuclear Chemistry at the Johannes Gutenberg-Universität Mainz, Germany.

Telix has added the lead FAP-targeting therapeutic compound to its pipeline under the name TLX400 and is building out a theranostic development program in bladder cancer, as part of the Company’s urology focus, as well as exploring its potential as a pan-cancer therapeutic across multiple indications in solid tumors.

FAP is a pan-cancer marker expressed in the tumor microenvironment of epithelial cancers and on the surface of some specific cancer types, including sarcomas and mesotheliomas. The next-generation assets that Telix has acquired are differentiated by a novel structure that drives extended tumor retention while minimizing off-target uptake, potentially overcoming the limitations seen with first-generation compounds. The diagnostic and therapeutic compounds have been clinically validated in over 500 patients across a variety of solid tumors and are the subject of multiple peer-review publications1.

Telix’s Chief Executive Officer, Therapeutics, Richard Valeix, said, “We are pleased to have finalized this transaction so that we can continue to leverage the FAP-targeting research pioneered by Professor Rösch and his team. We believe this technology holds great promise for both imaging and treating tumors, and Telix is now focused on using these compounds to build out our urology franchise and explore pan-cancer opportunities, with the goal of bringing new theranostic solutions to physicians and their patients.”

Deal terms and conditions
At closing, Telix paid €5.3 million in cash (in addition to €700,000 paid upfront at agreement signing); and will pay a further €4.0 million over the next 12 months subject to potential indemnity setoff, under an exclusive worldwide license agreement with a German company where Professor Rösch is CEO, SCV GmbH, and a concurrently-signed asset purchase agreement with German company Medianezia GmbH, which parties collectively hold the intellectual property rights to the FAP-targeting assets. Telix will pay up to a further €132 million contingent upon achievement of certain clinical development and regulatory milestones related to both the diagnostic and therapeutic candidates under both agreements. An additional €20 million will be payable under the license agreement on achievement of certain commercial milestones related to the diagnostic product; as well as royalties on net sales in the low to mid-single digits on the diagnostic product and an earlier formulation of the therapeutic product, if used.

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
Legal Notices
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the potential benefits of Telix’s acquisition of FAP-targeting assets to its business and the potential advantages of the acquired technology in imaging and treating tumors; the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates (including TLX400) into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
©2025 Telix Pharmaceuticals Limited. Telix Pharmaceuticals®, Telix Group company, and Telix product names and logos are trademarks of Telix Pharmaceuticals Limited and its affiliates – all rights reserved. Trademark registration status may vary from country to country.

1 Ballal et al. Pharmaceuticals. 2021; Ballal et al. JNM. 2022; Ballal et al. JNM. 2023; Bal et al. JNM. 2024. Bal et al. Thyroid. 2025.